FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

28 April 2009

File no. 0-17630

Annual Information Update

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Annual Information Update

CRH plc

ANNUAL INFORMATION UPDATE ("AIU")

CRH plc (the "Company") published its Annual Report on 1st April 2009. This annual information document has been prepared by the Company in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) and has been submitted to the Irish Stock Exchange for filing with the Irish Financial Services Regulatory Authority (the Financial Regulator) in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator. The Company is also publishing the AIU via a Regulatory Information Service today and making it available in the Investor Relations section of its website, www.crh.com, under News & Events.

List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release. This includes all announcements and filings made under the rules of the Irish Stock Exchange and the UK Listing Authority. This also includes all Companies Registration Office filings during the period, which are listed separately from the market filings.

(i) Regulatory announcements and filings made to the Irish Stock Exchange and UK Listing Authority via a Regulatory Information Service

15-Apr-08	Annual Information Update
15-Apr-08	Transaction in Own Shares
15-Apr-08	Director/PDMR Shareholding
16-Apr-08	Acquisition
16-Apr-08	Transaction in Own Shares
17-Apr-08	Transaction in Own Shares
18-Apr-08	Transaction in Own Shares
21-Apr-08	Transaction in Own Shares
22-Apr-08	Transaction in Own Shares
23-Apr-08	Transaction in Own Shares
24-Apr-08	Transaction in Own Shares
25-Apr-08	Transaction in Own Shares
28-Apr-08	Transaction in Own Shares
29-Apr-08	Transaction in Own Shares
30-Apr-08	Transaction in Own Shares
30-Apr-08	Total Voting Rights
30-Apr-08	Additional Listing
01-May-08	Transaction in Own Shares
06-May-08	Transaction in Own Shares
07-May-08	Interim Management Statement
07-May-08	Result of AGM
07-May-08	Directorate Change
09-May-08	Transaction in Own Shares
13-May-08	Transaction in Own Shares
13-May-08	Director/PDMR Shareholding
14-May-08	Transaction in Own Shares
14-May-08	Annual Report on Form 20-F
15-May-08	Transaction in Own Shares
15-May-08	Director/PDMR Shareholding
16-May-08	Transaction in Own Shares
19-May-08	Transaction in Own Shares
19-May-08	Director/PDMR Shareholding
20-May-08	Transaction in Own Shares
21-May-08	Transaction in Own Shares
22-May-08	Transaction in Own Shares
22-May-08	Directorate Change
23-May-08	Acquisition
23-May-08	Transaction in Own Shares
27-May-08	Director/PDMR Shareholding
28-May-08	Transaction in Own Shares
28-May-08	Director Declaration
29-May-08	Transaction in Own Shares
30-May-08	Transaction in Own Shares
30-May-08	Total Voting Rights
05-Jun-08	Transaction in Own Shares
11-Jun-08	Transaction in Own Shares
12-Jun-08	Holdings in Company
12-Jun-08	Transaction in Own Shares
13-Jun-08	Transaction in Own Shares
13-Jun-08	Transaction in Own Shares
16-Jun-08	Transaction in Own Shares
17-Jun-08	Transaction in Own Shares
18-Jun-08	Transaction in Own Shares
19-Jun-08	Transaction in Own Shares
20-Jun-08	Transaction in Own Shares
20-Jun-08	Trading Statement Notification
23-Jun-08	Transaction in Own Shares
24-Jun-08	Transaction in Own Shares
25-Jun-08	Transaction in Own Shares
26-Jun-08	Transaction in Own Shares
26-Jun-08	Directorate Change
30-Jun-08	Total Voting Rights
30-Jun-08	Director Declaration
02-Jul-08	First Half 2008 Development Update
02-Jul-08	Trading Statement
03-Jul-08	Transaction in Own Shares
04-Jul-08	Transaction in Own Shares
07-Jul-08	Transaction in Own Shares
08-Jul-08	Transaction in Own Shares
09-Jul-08	Transaction in Own Shares
10-Jul-08	Transaction in Own Shares
11-Jul-08	Transaction in Own Shares
14-Jul-08	Transaction in Own Shares
15-Jul-08	Transaction in Own Shares
16-Jul-08	Transaction in Own Shares
17-Jul-08	Transaction in Own Shares
24-Jul-08	Transaction in Own Shares
25-Jul-08	Transaction in Own Shares
28-Jul-08	Transaction in Own Shares
29-Jul-08	Transaction in Own Shares
30-Jul-08	Transaction in Own Shares
31-Jul-08	Transaction in Own Shares
31-Jul-08	Total Voting Rights
01-Aug-08	Transaction in Own Shares
04-Aug-08	Transaction in Own Shares
06-Aug-08	Transaction in Own Shares
06-Aug-08	Holding(s) in Company
07-Aug-08	Transaction in Own Shares
08-Aug-08	Transaction in Own Shares
11-Aug-08	Transaction in Own Shares
14-Aug-08	Transaction in Own Shares
14-Aug-08	Holding(s) in Company
15-Aug-08	Transaction in Own Shares
15-Aug-08	Directorate Change
18-Aug-08	Transaction in Own Shares
18-Aug-08	Director Declaration
19-Aug-08	Transaction in Own Shares
20-Aug-08	Transaction in Own Shares
21-Aug-08	Transaction in Own Shares
22-Aug-08	Transaction in Own Shares
26-Aug-08	Transaction in Own Shares
26-Aug-08	Interim Results
28-Aug-08	Transaction in Own Shares
29-Aug-08	Total Voting Rights
02-Sep-08	Director/PDMR Shareholding
02-Sep-08	Holding(s) in Company
03-Sep-08	Senior Management Change
04-Sep-08	Transaction in Own Shares
04-Sep-08	Director/PDMR Shareholding
09-Sep-08	Transaction in Own Shares
09-Sep-08	Interim Dividend
10-Sep-08	Transaction in Own Shares
11-Sep-08	Transaction in Own Shares
12-Sep-08	Transaction in Own Shares
15-Sep-08	Transaction in Own Shares
16-Sep-08	Transaction in Own Shares
16-Sep-08	Holding(s) in Company
16-Sep-08	Director/PDMR Shareholding
17-Sep-08	Transaction in Own Shares
18-Sep-08	Transaction in Own Shares
19-Sep-08	Transaction in Own Shares
19-Sep-08	2008 Interim Scrip Dividend Alternative
25-Sep-08	Transaction in Own Shares
26-Sep-08	Transaction in Own Shares
29-Sep-08	Transaction in Own Shares
30-Sep-08	Transaction in Own Shares
30-Sep-08	Total Voting Rights
01-Oct-08	Transaction in Own Shares
01-Oct-08	Blocklisting Interim Review
02-Oct-08	Transaction in Own Shares
09-Oct-08	Transaction in Own Shares
09-Oct-08	Holding(s) in Company
14-Oct-08	Directorate Change
15-Oct-08	Holding(s) in Company
16-Oct-08	Transaction in Own Shares
17-Oct-08	Withdrawal of Scrip Dividend Offer
22-Oct-08	Holding(s) in Company
23-Oct-08	Transaction in Own Shares
24-Oct-08	Interim Management Statement Notification
24-Oct-08	Financial Calendar
31-Oct-08	Total Voting Rights
06-Nov-08	Transaction in Own Shares
11-Nov-08	Interim Management Statement
13-Nov-08	Transaction in Own Shares
14-Nov-08	Transaction in Own Shares
20-Nov-08	Transaction in Own Shares
20-Nov-08	Holding(s) in Company
21-Nov-08	Completion of Debt Facilities
27-Nov-08	Transaction in Own Shares
28-Nov-08	Total Voting Rights
01-Dec-08	Holding(s) in Company
04-Dec-08	Transaction in Own Shares
05-Dec-08	Additional Listing
11-Dec-08	Transaction in Own Shares
11-Dec-08	Holding(s) in Company
18-Dec-08	Transaction in Own Shares
22-Dec-08	Trading Statement Notification
24-Dec-08	Transaction in Own Shares
30-Dec-08	Director/PDMR Shareholding
31-Dec-08	Transaction in Own Shares
31-Dec-08	Total Voting Rights
02-Jan-09	Directorate Change
06-Jan-09	Trading Statement
06-Jan-09	Acquisition
08-Jan-09	Re-issue of Treasury Shares
08-Jan-09	Acquisition
13-Jan-09	Holding(s) in Company
14-Jan-09	Statement re Acquisition
22-Jan-09	Transaction in Own Shares
29-Jan-09	Transaction in Own Shares
30-Jan-09	Total Voting Rights
12-Feb-09	Transaction in Own Shares
19-Feb-09	Transaction in Own Shares
27-Feb-09	Total Voting Rights
03-Mar-09	Final Results
03-Mar-09	Issue of Equity*
03-Mar-09	Rights Issue Document*
06-Mar-09	Transaction in Own Shares
06-Mar-09	Director/PDMR Shareholding
06-Mar-09	Director/PDMR Shareholding
10-Mar-09	Director/PDMR Shareholding
12-Mar-09	Transaction in Own Shares
12-Mar-09	Director/PDMR Shareholding
13-Mar-09	Holding(s) in Company
18-Mar-09	2008 Final Scrip Dividend Alternative
18-Mar-09	Transaction in Own Shares
19-Mar-09	Result of Rights Issue*
19-Mar-09	Placing of Rights Issue Rump*
19-Mar-09	Director/PDMR Shareholding
24-Mar-09	Holding(s) in Company
26-Mar-09	Transaction in Own Shares
26-Mar-09	Director/PDMR Shareholding
26-Mar-09	Director/PDMR Shareholding
31-Mar-09	Blocklisting Interim Review
31-Mar-09	Director/PDMR Shareholding
31-Mar-09	Transaction in Own Shares
31-Mar-09	Total Voting Rights
02-Apr-09	Transaction in Own Shares
02-Apr-09	Annual Report & Scrip Dividend
03-Apr-09	Director/PDMR Shareholding
03-Apr-09	Director/PDMR Shareholding
06-Apr-09	Transaction in Own Shares
09-Apr-09	Transaction in Own Shares
09-Apr-09	Holding(s) in Company
15-Apr-09	Holding(s) in Company
15-Apr-09	Holding(s) in Company
15-Apr-09	Holding(s) in Company
15-Apr-09	Director/PDMR Shareholding
16-Apr-09	Transaction in Own Shares
17-Apr-09	Holding(s) in Company
23-Apr-09	Transaction in Own Shares
23-Apr-09	Holding(s) in Company
24-Apr-09	Transaction in Own Shares

In addition to the above, the Company made the following filings with the United States Securities and Exchange Commission (the "SEC") via the EDGAR filing system:

•	Annual Report on Form 20-F on 14th May 2008

•	Form 424B3 on 16th July 2008**

•	Form FWP on 17th July 2008**

•	Form 424B5 on 18th July 2008**

•	Opinion of Legal Advisers to CRH America, Inc. and CRH plc on Form 6-K on 24th July 2008**

•	Details of Rights Issue - U.S. on Form 6-K on 4th March 2009

•	Form D on 2nd April 2009

* Filings on 3rd March and 19th March 2009 were restricted news releases and were not filed with the SEC via EDGAR.

** Filings on 16th July, 17th July, 18th July and 24th July 2008 relate to the issuance and sale of 8.125% Guaranteed Notes of CRH America, Inc. and guarantees provided by CRH plc.

(ii) Companies Registration Office Filings

30-Apr-2008	H5
30-Apr-2008	H5A
14-May-2008	G1
14-May-2008	B10
14-May-2008	B5
26-May-2008	H5
26-May-2008	H5A
11-Jun-2008	B1
20-Jun-2008	H5
20-Jun-2008	H5A
20-Jun-2008	B6
30-Jun-2008	B10
21-Jul-2008	H5
21-Jul-2008	H5A
01-Aug-2008	H5
11-Aug-2008	B10
20-Aug-2008	H5
20-Aug-2008	H5A
16-Sep-2008	H5
16-Sep-2008	H5A
14-Oct-2008	H5
14-Oct-2008	H5A
28-Oct-2008	B10
10-Nov-2008	H5A
28-Nov-2008	H5A
28-Nov-2008	B5
02-Jan-2009	H5A
13-Jan-2009	B10
13-Jan-2009	B10
27-Jan-2009	H5A
27-Feb-2009	H5A
05-Mar-2009	B18
02-Apr-2009	H5A
02-Apr-2009	B5
20-Apr-2009	B10

Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange, the London Stock Exchange and the SEC www.ise.ie,  www.londonstockexchange.com and. www.sec.gov respectively). Copies of any filings made with the Companies Registration Office will be available from the Companies Registration Office (www.cro.ie).

Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

28th April 2009

Contact:

A. Malone

Company Secretary, CRH plc

Tel: 00 3531 6344340

END

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 28 April 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director